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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 32)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                   74838E102
                     (CUSIP Number of Class of Securities)

                                 KEITH R. LOBO
                     President and Chief Executive Officer
                         Quickturn Design Systems, Inc.
                               55 W. Trimble Road
                           San Jose, California 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        Wilson Sonsini Goodrich & Rosati
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

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                                 INTRODUCTION

  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), originally filed on August 24, 1998, by Quickturn Design Systems, Inc., a Delaware corporation (the "Company" or "Quickturn"), relates to an offer by MGZ Corp., a Delaware corporation ("MGZ") and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase the outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4(a):

    On December 28, 1998, Mentor announced that it was reducing the number of shares being sought in its unsolicited tender offer for shares of the Company from all shares of the Company to 2,100,000 shares and increasing its offering price for such reduced number of shares to $14.00 cash per share from $12.125 cash per share (the "Reduced Offer"). Mentor has stated that the Reduced Offer, if successfully consummated and when combined with Mentor's current holdings, would result in Mentor holding approximately 14.9% of the Company's outstanding shares.

    On December 28, 1998, the Board of Directors of Quickturn met with its financial and legal advisors to consider the Reduced Offer.

    On December 29, 1998, the Board of Directors met again with its financial and legal advisors to consider the Reduced Offer and, at the conclusion of such meeting, determined that the Reduced Offer is not in the best interests of Quickturn and its stockholders for the reasons set forth under
  Item 4(c) below.

    ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE REDUCED OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE REDUCED OFFER.

    A copy of the Company's press release relating to the Board's recommendation is included as Exhibit 66 hereto and is incorporated herein by reference.

  The response to Item 4 is hereby amended further by adding the following after the final paragraph of Item 4(b):

  (c) Reasons for the Recommendation to Reject the Reduced Offer.

    In determining that the Reduced Offer is not in the best interests of Quickturn and its stockholders, and in making its recommendation that Quickturn stockholders reject the Reduced Offer, the Board considered the following reasons and factors:

  . The Board determined that the Reduced Offer, which is limited to an offer to purchase 2,100,000 shares, purports to be part of a process pursuant to which Mentor proposes to undertake a "proposed second-step merger." As expressed in its announcement of the Reduced Offer, Mentor's proposal for a second-step merger is highly conditional in nature. The Board noted that these conditions include, among other things, a legal ruling invalidating certain provisions of the merger agreement between Quickturn and Cadence, the negotiation of a merger agreement between Quickturn and Mentor, and completion of due diligence. The Board believes that these conditions are highly unlikely to be satisfied.

  . The Board noted that Mentor did not state that it has sufficient financing to complete its second-step merger, and the Board believes it is not at all certain that Mentor can finance a transaction to acquire all of Quickturn's outstanding stock and fulfill other commitments required under the Cadence merger agreement. Accordingly, the Board determined that there was significant uncertainty concerning whether a second-step merger with Mentor could occur, as well as what the consideration in such a transaction would be.


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  .  The Board determined that the Reduced Offer could interfere with or threaten Quickturn's proposed transaction with Cadence, which the Board determined again to be in the best interests of the Quickturn stockholders. The Board noted that the Reduced Offer purported to be a first step of a multi-step transaction that conflicts with the proposed combination with Cadence.

  . The Board noted that Mentor's ownership of 14.9% of the Quickturn's shares, as well as its obtaining control of Quickturn's board of directors, could raise serious concerns about Quickturn's ability to engage in any "pooling-of-interests" transaction, including the proposed combination with Cadence.

  . The Board continues to believes that, even assuming Mentor could make a firm offer to acquire all of Quickturn's shares at a price consistent with its conditional proposal, the strategic combination with Cadence provides substantial and superior short- and long-term value for the Company, its stockholders, employees and customers. In particular, the Board continues to believe that the Cadence transaction offers substantial strategic benefits to Quickturn which far exceed the consideration proposed by Mentor.

  . The Board considered potential antitrust issues raised by the Cadence transaction. In this regard, the Board continues to believe that the transaction does not raise significant antitrust issues.

  . The Board considered the potential harm to Quickturn, as well as the Company's employees and customers, if Mentor were to become a 14.9% stockholder of the Company. In this regard, given the litigation and competition between the Company and Mentor, the Board considered the potential negative impact on the Company if Mentor were to become a large stockholder of the Company.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by the addition of the following new exhibit:

  Exhibit 66 Press release of the Company dated December 30, 1998.

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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 1998                  QUICKTURN DESIGN SYSTEMS, INC.

                                      By: /s/ Keith R. Lobo
                                            ___________________________
                                            Keith R. Lobo
                                            President and Chief Executive
                                            Officer

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